

Mail Stop 3720

March 9, 2009

Anastasios Kyriakides
Chief Executive Officer
Net Talk.com, Inc.
1100 NW 163 Drive
Miami, FL 33169

Re: Net Talk.com
Form S-1
Filed February 9, 2009
File No. 333-157187

Dear Mr. Kyriakides:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering a significant number of your outstanding shares for resale. Please advise what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Due to the significant number of shares being registered, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include, but not be limited to an

explanation of the relationship between the Company and the selling shareholders, any relationships among any of the selling shareholders, and the manner in which each selling shareholder received the shares. It should also identify which of the selling shareholders is in the business of buying and selling securities.

2. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please update your financial statements to include the interim period ended December 31, 2008. See Rule 8-08 of Regulation S-X. Also, update your management's discussion and analysis for the additional interim period.

Prospectus Summary, page 1

4. We note your statement in the third paragraph of this section that you offer, provide, sell and supply certain telecommunications services. However we also note your disclosure on page 27 that to date, your activities have been limited to "various organizational matters, limited operations and the development of [your] business plan." We further note that your website contains disclosure about several products and services which appear to be currently offered to customers. Please revise your disclosure on this page to distinguish between your current activities and the activities you intend to perform in the future. Please also disclose management's estimated timetable for commencing your future business activities.

5. Please revise to disclose what percentage of your shares currently outstanding are being registered by this registration statement.

Risk Factors, page 4

6. Please include a risk factor discussing the outstanding convertible debentures. The risk factor should address, among other things, the results of a default by the company, the existence of a lien on all the assets of the company, and the company's contingent obligation to pay the if-converted value of the underlying common stock in an amount equal to 110% of the principal amount, plus accrued interest, upon a default.

7. Please include a risk factor discussing the impact on the company of the restrictive covenants contained in the convertible debentures.

8. Please include a risk factor disclosing the company's intent to pursue share-based payment arrangements for certain research and development expenses, as noted on page 27, and address the resulting dilutive effect such arrangements would have on existing shareholders.

9. Please include a risk factor discussing the possibility that the selling shareholders may choose not to exercise the Series A and Series B Common Stock Purchase Warrants, in which case the company would not receive any proceeds from the exercise of such warrants.

Without obtaining adequate capital funding, we may not be able to continue as a going concern…, page 5

10. Please revise this risk factor to address management's plans for obtaining adequate capital funding and address the impact that the proceeds the company may receive in this offering would have on such plans. Disclose the necessary minimum level of capital that must be raised for the company to continue operating through 2009.

We will initially have a limited product/service offering…, page 6

11. Please expand this risk factor to address when management anticipates that you will be able to broaden your product and service offerings. Disclose whether the "TK 6000" is going to be part of your initial product offering.

We are dependent upon the creditworthiness of our customers…, page 6

12. Please revise this risk factor to indicate whether any of your existing customers have failed to perform under their contracts as a result of credit problems.

We may not be able to protect or intellectual property…, page 6

13. Please revise this risk factor to indicate whether you have been unable to protect any of your intellectual property to date and provide management's quantified assessment of this risk, if possible.

Our success is dependent upon our ability to meet the technology demands of our customers, page 7

14. Expand your disclosure to explain which "existing technology" you are referencing in this risk factor. Please also include management's quantitative assessment of this risk, if possible.

Regulation of VoIP services is developing and therefore uncertain…, page 7

15. Please expand this risk factor to clarify whether the regulations referenced herein currently apply to you, and address any current legislative, judicial or regulatory actions that management is aware of which could negatively impact the business. Assess the likelihood that states other than Florida may subject you to regulation and identify the states where you have or intend to have service offerings.

We have issued warrants for a significant number of shares of our common stock…, page 9

16. Please revise this risk factor to address the other effects the exercise of the outstanding warrants would have on your common stock, including, but not limited to the significant dilution of voting rights and earnings per share, and any anti-takeover effects.

Determination of Offering Price, page 11

17. Please disclose the factors considered in determining the most recent private offering price, which was used as the basis of the offering price for this registration statement. See Item 505 of Regulation S-K.

Dilution, page 11

18. Please revise to include the disclosure required by Item 506 of Regulation S-K

Selling Security Holders, p. 11

19. Please tell us in your response letter whether any of the selling shareholders are broker dealers or affiliates of a broker dealer. For each broker-dealer affiliate, disclose whether it purchased the company's securities in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Securities, page 16

Options, Warrants and Other Securities Convertible into Common Stock, page 17

20. Please revise your disclosure to include a description of the frequency the conversion price of the debentures may be adjusted. Please indicate the total number of shares such debentures may be converted into as of the most recent practicable date.

Interest of Named Experts and Counsel, page 19

21. Please explain whether any of the experts or counsel disclosed in this section had or is to receive in connection with the offering a substantial interest in the company or was connected with the company or any of its parents or subsidiaries as a promoter, underwriter, director, officer or employee. See Item 509 of Regulation S-K.

Description of the Company's Business, page 20

22. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Pew Internet and American Life Project and Yankee Group. Confirm that this analysis is publicly

available. Please highlight the specific portions that you are relying upon so that we can reference them easily. In addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party.

<u>Our Products, page 20</u>
<u>Our Services, page 21</u>

23. Please substantially revise the discussion of your products and services to disclose the following: (i) the products and services you currently offer; (ii) the timeframe in which management anticipates offering the products and services currently under development; and (iii) the percentage of revenues management anticipates deriving from each such product or service. The existing disclosure is too broad and generalized. An investor should be able to clearly identify your specific plan of operation for the remainder of this fiscal year and for the first six months of the next fiscal year.

24. Please explain whether your product development is done by your employees or whether it is outsourced to third parties.

25. We note your statement on page 22 that you hope to differentiate your services from your competitors by offering "exceptional customer service and lower cost alternatives." Since it appears that all of your products and services are under development, please explain why you anticipate that the prices of your products and services will be lower than those of your competitors. Also disclose how you plan to make your products more "user friendly" than those of your competitors.

26. Please provide disclosure in this section about the "Almost Free Phone" referenced on page six of this registration statement.

<u>Customers, page 22</u>

27. Please clarify whether you expect that your current customers will also purchase the products and services that are currently in development. If applicable, discuss any differences management anticipates in your targeted customer base when the company offers the products and services currently in development.

<u>Geographic Markets, page 22</u>

28. Please expand your disclosure about the geographic markets where you anticipate focusing your efforts. We note that on page 23 you indicate an intent to focus your advertising efforts on individuals and small business in the south Florida market.

<u>Suppliers, page 23</u>

29. Please provide the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation

S-K.

Intellectual Property, page 23

30. Please indicate the duration of your patents, trademarks and related intellectual property. See Item 101(h)(4)(vii) of Regulation S-K. Please identify the other products or services for which you will seek intellectual property protection.

Government Regulation, page 23

31. Please explain whether CLEC registration is required to operate in the states in which you have pending registrations and address the status of the approval in each state. See Item 101(h)(4)(viii) of Regulation S-K.

Description of Properties, page 25

32. Please provide additional disclosure regarding the lease arrangements you intend to enter into for interconnection services and disclose the states in which you will provide such services.

Outstanding Options, Warrants and Convertible Shares, page 25

33. Please revise your disclosure regarding the number of shares of common stock that are issuable upon conversion of your Senior Convertible Debentures to clarify that such share amount will increase as interest accrues on the debentures and also note that the conversion price of the debentures (and therefore the amount of shares into which it may be converted) can also be modified under certain circumstances.

Rule 144 Shares, page 25

34. Please revise this disclosure to clarify that the six month holding period you reference is only applicable to companies who have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

Management's Discussion and Analysis…, page 26

35. Please address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

36. Provide an expanded discussion (quantified, if possible) of any expected increases in expenses described throughout this registration statement, to the extent known. For

example, address the selling, general and administrative expenses associated with the deployment of your new products and your plans to expand your marketing efforts. Also address your "possible" business strategy to acquire assets or other companies as noted on page four of the registration statement.

Plan of Operations, page 27

37. We note your statement that you estimate spending approximately $530,000 and $330,000 on research and development during your fiscal year ends September 30, 2009 and 2010 respectively. We also note your statement on page 23 that you project spending of $120,000 in research and development for new products in the next fiscal year. Please expand your analysis of these expenditures and explain this discrepancy.

38. Please expand your disclosure regarding management's expectations as to when your product will begin to generate revenue.

Liquidity and Capital Resources, page 27

39. Please disclose the expenses that are included in your estimate of $1,020,000 to continue "current minimal operations" for the next twelve months. In particular, disclose whether such amount includes any increase in your advertising budget (as referenced on page 23) and disclose the amount attributable to research and development expenses.

40. We note your statement on page five that you will require additional financing in 2009 to fund your operations and that working capital is "sufficient' to continue your business for the next four to six months. We further note your statement on page 27 that you will need a minimum of $1,020,000 to continue your current "minimal operations" for the next 12 months. Please provide more detailed disclosure in this section to clearly address your capital needs and management's assessment of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33- 8350.

41. Please revise your disclosure to address the funds management expects to receive as a result of the exercise of warrants resulting from this registration statement.

Borrowing Arrangements, page 28

42. Please revise this section to include more detailed disclosure regarding the terms of the convertible debentures. In this regard, please address the following:
    - the terms of default for each of the debentures and the effects to the company of an occurrence of default;
    - the circumstances in which the conversion prices are subject to adjustment;

- the restrictive covenants in the debentures and disclose whether the company is currently in compliance with such covenants;
- the maximum number of shares the debentures may be convertible into;
- the substantial dilution that may occur to existing shareholders upon the conversion of the debentures (whether upon default or at the request of the holder).

Employment Agreements, page 40

43. We note the statement that you are currently negotiating an employment agreement with Mr. Kyriakides. However, Note 9 to your financial statements for the fiscal year ended September 30, 2008 indicates that you have already entered into an agreement. Please explain this discrepancy.

Net Talk.com, Inc.
Financial Statements

Note 4 Interlink Asset Group Acquisition, page F-18

44. We have considered the information in your letter dated February 27, 2009 addressing the accounting for the acquisition of assets from Interlink Global Corporation. Describe for us the telecommunications equipment and other property that Net Talk acquired from Interlink. Discuss how you are currently using these assets or expect to use these in your operations. Identify the domain names that you acquired and those that you are currently using. Describe the functions and current responsibilities of the employees that transferred from Interlink. Also describe the other assets and operations that Vicis did not sell to Net Talk.

45. You disclose at page 20 that your business is to provide products and services that allow consumers to make telephone calls using VoIP technology and refer to a "portfolio of VoIP products and services that is the foundation of your business model". Tell us if you acquired any these products or services from Interlink. We note that your website currently offers several VoIP products and services to customers. You also disclose at page 6 that you currently market services to businesses and individual consumers. Tell us why you believe the Interlink asset group that you acquired constitutes a development stage company.

46. We note that the allocation of the purchase price includes workforce and knowhow of specialized employees, which are generally components of goodwill. Also in your letter you indicate that the purchase price exceeded the fair value of the acquired tangible and intangible assets, which is another indication of the presence of goodwill. The guidance in EITF 98-3 states that the presence of goodwill in a transferred set of activities and assets is an indicator that the transferred set is a business. Tell us how you considered this guidance in your evaluation.

47. You indicate in your letter that you have presented the financial statements of Interlink and pro forma information as required by Rule 3-05 and Article 11 of Regulation S-X because there is continuity of operations.   Discuss the nature of the revenues generated by Interlink and explain how the nature of those revenue producing activities will generally remain the same or is otherwise relevant to investors.

Note 8 Stockholders' Deficit, page F-14

48. Tell us the business reasons for issuing 6 million shares of fully vested common stock to your new management in connection with the Interlink Asset Group Acquisition. It appears that each of these is also a shareholder of Interlink and the issuance results in a change in control of Net Talk.   If the acquired assets constitute a business, this would result in accounting for the transaction as reverse acquisition or a recapitalization.

Note 6 Intangible assets, page F-21

49. You indicate in your letter that you applied the guidance in FAS 141 by analogy in identifying intangible assets acquired from Interlink. Tell us in more detail how you applied this guidance in recording an intangible asset for assembled workforce and knowhow of specialized employees. Tell us how you determined the fair value of these intangible assets. Also discuss how you applied the guidance in FAS 142 in determining that these assets have an indefinite useful life.

Interlink Global Corporation
Financial Statements

Note 2 Summary of significant accounting policies, page F-36

50. Disclose Interlink's revenue recognition policy.

2006 Common Stock Offering, page II-2

51. Please disclose how many of the investors participating in this offering were accredited investors.

Signatures

52. With your next amendment, please provide the signature of your controller or principal accounting officer, as required by the instructions to Form S-1.

Exhibits

53. Please file the employment agreement with Mr. Kyriakides as well as the lease for your facility in Miami, Florida as exhibits to the registration statement pursuant to Item

601(b)(10) of Regulation S-K.

* * * *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

Cc: Joseph A. Probasco
 Via facsimile: (813) 223-9620